

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Mark FitzPatrick
Group Chief Financial Officer
Prudential plc
1 Angel Court
London EC2R 7AG, England

> **Re: Prudential plc**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed March 17, 2022**
> **File No. 001-15040**

Dear Mr. FitzPatrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Determining Adjusted Operating Profit of Operating Segments, page 33

1. Please provide us with the quantified components of the adjustment related to "short-term fluctuations in investment return on shareholder-backed businesses" for 2021, 2020 and 2019. Also, provide us a commentary that clearly describes the nature of and reasons for the components being backed out and / or added in to arrive at the measure to allow us to fully understand why the resulting measure is useful for management and investors.

2. Specifically related to the adjustment for "short-term fluctuations in investment return on shareholder-backed businesses", please tell us how you considered whether the adjusted operating profit (loss) measure substitutes individually tailored recognition and measurement methods for those of IFRS which could result in a misleading measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance